As of June 30, 2012, the following persons or entities now own more than 25% of a Funds' voting security.

Person/Entity

DIAMOND HILL LONG-SHORT FUND
WELLS FARGO BANK 		32.14%



As of June 30, 2012, the following
persons or entities no longer own
more than 25% of a funds voting securities.

Person/Entity

DIAMOND HILL SMALL-MID CAP FUND
CHARLES SCHWAB                   24.65%

DIAMOND HILL STRATEGIC INCOME FUND
CHARLES SCHWAB                   24.91%